June 25, 2012

VIA EDGAR CORRESPONDENCE

The Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Karen Ubell

Re:	Star Scientific, Inc. Registration Statement on Form S-3 File No. 333-182077

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, Star Scientific, Inc. (the “Company”), hereby requests acceleration of the effective date of the Registration Statement referred to above so that it may become effective at Noon on Thursday, June 28, 2012 or as soon thereafter as practicable.

In connection with the Company’s request for acceleration of the effective date of the Registration Statement referred to above, the Company, its officers and directors acknowledge the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

June 25, 2012

Very truly yours,

Star Scientific, Inc.

By:	/s/ Robert E. Pokusa
Name: Robert E. Pokusa
Title: Secretary and General Counsel

cc:	William P. O’Neill of Latham & Watkins, LLP

Brandon J. Bortner of Latham & Watkins, LLP